SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 15, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS   •  MEDIENMITTEILUNG

Novartis to become global leader in eye care, with agreement of 100% merger with Alcon

•                  Novartis Board of Directors unanimously approves merger for a value of USD 168 per Alcon share totaling USD 12.9 billion, comprising share consideration of up to 2.8 Novartis shares and a contingent cash payment

•                  Share buyback to be reactivated to minimize dilution to Novartis shareholders

•                  Alcon to become new USD 8.7 billion eye care division in fast growing sector — including CIBA Vision and selected ophthalmic medicines — led by Kevin Buehler

Basel, December 15, 2010 — Novartis announced today that it has entered into a definitive agreement with Alcon, Inc. (Alcon; NYSE: ACL) to merge Alcon into Novartis for Novartis shares and a Contingent Value Amount (CVA). Under the terms of the agreement, the merger consideration will include up to 2.8 Novartis shares and a CVA to be settled in cash that will in aggregate equal USD 168. If the value of 2.8 Novartis shares is more than USD 168 the number of Novartis shares will be reduced accordingly.

“The full merger is the logical conclusion of our initial strategic investment in Alcon. With this step Novartis takes full ownership, becoming the global leader in eye care, a rapidly expanding, innovative platform based on the growing needs of an aging population” said Dr. Daniel Vasella, Chairman of Novartis.

“The growth synergies here are significant, as Alcon will be the eye care development engine for our best in class research organization, and will leverage the Novartis market access capabilities outside the US,” said Joseph Jimenez, CEO of Novartis. “I am very pleased that we were able to come to this agreement and will be able to provide Alcon employees the full benefits of being part of the Novartis Group.”

The new Alcon division will be led by Kevin Buehler, current President and CEO of Alcon, Inc.

“This merger will create a stronger eye care business with broader commercial reach and enhanced capabilities to develop innovative eye care products that fulfill unmet clinical needs in eye care,” said Kevin Buehler. “The combination of Alcon’s deep understanding of the eye care specialty and the broad expertise and scale of Novartis will address virtually all key areas of eye care and position the Alcon business unit for faster growth.”

Full ownership of Alcon provides Novartis with the opportunity to establish a fifth growth platform as part of its healthcare portfolio. The eye care sector offers further growth opportunities underpinned by the increasing unmet needs of emerging markets and an aging population. The Alcon and Novartis eye care portfolios address a broad range of these unmet needs. The companies have complementary pharmaceutical portfolios for diseases in the front and back areas of the eye as well as strong global brands in lens care. Alcon is a global leader in ophthalmic surgical products while Novartis has a broad contact lens portfolio and advanced eye care technologies and an early pipeline of innovative ophthalmic medicines.

Alcon, which is incorporated in Switzerland, is the world’s largest and most profitable eye care company with more than 15,500 employees in 75 countries and 2009 annual sales of USD 6.5 billion, operating income of USD 2.3 billion and net income of USD 2.0 billion. Alcon offers a range of pharmaceutical, surgical and consumer eye care products to treat diseases, disorders and other conditions of the eye.

Novartis Board of Directors unanimously approves the merger

The merger is currently expected to be completed during the first half of 2011 and is conditional on clearance of a registration statement by the US Securities and Exchange Commission, two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings and other customary closing conditions.

The date for the Novartis shareholders’ meeting to approve the merger will be announced and corresponding materials will be provided as they become available.

Novartis to create new Alcon division in dynamically growing sector

Following completion of the merger, Alcon will become the new eye care division of Novartis, including CIBA Vision and ophthalmic medicines. Pro forma sales of the new division for 2009 amounted to USD 8.7 billion.

Alcon and Novartis have attractive global activities in eye care, each offering their own competitive positions in highly complementary segments that together cover more than 70 percent of the global vision care sector. Aligning these strengths will result in offering even more compelling products that make a difference for patients around the world. This new eye care division will have enhanced opportunities to accelerate expansion in high-growth regions, generate greater value from combined product portfolios and capitalize on strengthened R&D capabilities.

Planning on the formation of the new eye care division will commence immediately, with implementation following completion of the transaction in the first half of 2011. Implementation is expected to take approximately six months following the closing of the transaction. Annual cost synergies following completion of full ownership are currently expected to be USD 300 million — including the USD 200 million in synergies achievable from 77% ownership.

Financial impact of merger to Novartis

The total merger consideration for the minority interest will be USD 12.9 billion, comprising of up to 215 million Novartis shares and a potential CVA to be settled in cash. The merger consideration is valued at USD 168 for each Alcon share. If the USD value of the 2.8 Novartis shares decreases, the value will be made up in cash via an increase in the value of the CVA. If the Novartis USD share value increases, the value of the CVA will decline until it reaches a value of zero; thereafter the exchange ratio will be reduced to deliver Novartis shares valued at USD 168. The Novartis Board of Directors received a fairness opinion from Credit Suisse prior to approving the merger.

Novartis intends to introduce cash into the transaction through a combination of the CVA and a share buyback. Novartis has authorization from the company’s Annual General Meeting of 2008 to buy back shares up to a maximum amount of CHF 10 billion via a second trading line on the SIX Swiss Exchange. Under this authority approximately CHF 300 million has been utilized. The program was suspended in April 2008. This program will now be reactivated and, subject to applicable legal restrictions and market conditions, share buybacks may commence after today’s announcement. The amount of shares to be repurchased will be consistent with maintaining a double-A credit rating.

Novartis will ask its shareholders to approve the issuance of approximately 108 million additional shares, which together with 107 million shares already held in treasury will be used for the merger. The combined total of 215 million shares represents the maximum number of shares that will be used for the transaction. Alcon shareholders have the choice of receiving either Novartis shares or Novartis American Depositary Shares (ADSs). Based on a Novartis share value of USD 56, the CVA would be settled for approximately USD 900 million in cash. The aggregate cash of the CVA and the share buyback will be financed mainly through internal sources.

The Novartis Board of Directors decided to use the combination of Novartis equity and cash as merger consideration to enable Novartis to balance shareholder dilution with maintenance of a double-A credit rating and flexibility for future growth.

On the assumption that the merger closes on April 1, 2011, the merger is expected to be approximately 5% dilutive to fully diluted earnings per share, and approximately 3% dilutive to core earnings per share based on Novartis’ current share price. Assuming a CVA of approximately USD 900 million and a share buyback of USD 5 billion, the transaction is expected to be approximately 3% dilutive to fully diluted earnings per share, and neutral to core earnings per share.

Acquisition of 100% of Alcon at USD 168 per share is expected to result in an additional USD 130 million revaluation gain from fair valuing the initial 25% interest at the time of change of majority ownership. The total revaluation gain is now expected to be USD 330 million and will be reported under income from associated companies. One-time expenses in 2010 are now estimated to consist of USD 470 million inventory revaluation and USD 100 million transaction costs. There are no additional one-time costs for the merger to be charged to the consolidated income statement, since these costs of approximately USD 80 million will be deducted from the Group’s equity. The one-time costs associated with the realization of the synergy target will be evaluated as part of the integration planning.

The required purchase price allocation process is well advanced and will be finalized with the publication of the Group’s 2010 consolidated financial statements. Novartis estimates that the additional pre-tax amortization charge for intangible assets as a result of the change of majority ownership in Alcon and resulting consolidation will be approximately USD 2.1 billion on a full year basis.

The acquisition, via the merger, of the outstanding non-controlling minority interests for an approximate consideration of USD 12.9 billion will result in a net reduction of the Group’s consolidated equity by approximately USD 6.9 billion.

Novartis is committed to maintaining a double-A credit rating following the transaction. Moody’s rates the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor’s has a rating of AA- and A-1+, for long-term and short-term maturities, respectively. Fitch has a long-term rating of AA and a short-term rating of F1+.

Note to investors

Novartis has scheduled a conference call with members of the financial community to discuss this announcement on December 15, 2010, at 13:15 Central European Time. A simultaneous live webcast, as well as additional information on this transaction, may be accessed by visiting the Novartis website at www.novartis.com.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “will strengthen,” “would have enhanced opportunities,” “would be established,” “complementary assets,” “synergies,” “estimated,” “expected,” “potential,” “accretive,” “dilutive,” “anticipate,” “propose,” “enable,” “preserve,” “strategic,” or similar expressions, or by express or implied discussions regarding the potential impact on

Novartis of the proposed merger with Alcon, including express or implied discussions regarding potential future sales or earnings of the Novartis Group or Alcon and any potential synergies, strategic benefits or opportunities as a result of the proposed merger. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the proposed merger. Neither can there be any guarantee with respect to the impact of the proposed transactions on the Group’s credit rating. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new generic pharmaceutical products; unexpected patent litigation outcomes; unexpected inabilities to obtain or maintain exclusivity periods for developed products; unexpected regulatory actions or delays or government regulation generally; uncertainty that the two businesses will be integrated successfully and that key personnel will be retained; uncertainties that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition in general; government, industry, and general public pricing and other political pressures; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission (SEC). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.

Additional US-related information

Novartis expects to file a registration statement relating to the merger with the SEC. The registration statement will contain a prospectus relating to the shares to be issued in the merger. Such prospectus will contain important information about Novartis, Alcon, the merger and other matters. Holders of Alcon shares who are US persons or who are located in the US are urged to read the prospectus and other documents that would form part of such registration statement when it becomes available. Such prospectus and any other relevant documents filed by Novartis with the SEC will be available free of charge at the SEC’s website www.sec.gov and from Novartis.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates (excluding Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis
For questions about the site or required registration, please contact: journalisthelp@thenewsmarket.com.

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 15, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting